# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TransAct Technologies, Inc., CIK 0001017303
CUSIP: 892918103
Title of class of securities: Common Stock, par value $0.01 par value
Address of issuer's principal executive offices: One Hamden Center, 2319 Whiteney Avenue, Suite 3B, Hamden, Connecticut (CT), 06518
Date of event which requires filing of this statement: 04/02/2025
Amends the filing with accession number 0001213900-22-018462
Filed by CIK 0001464790
Persons authorized to receive notices and communications: Bryant R. Riley, B. Riley Financial, Inc., 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California (CA), 90025, (818) 884-3737

## Reporting persons
- B. Riley Financial, Inc. (CIK 0001464790): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 826,745; sole dispositive power 0; shared dispositive power 826,745; aggregate amount beneficially owned 826,745 (8.3% of the class)
  Comment: Percent of class is calculated based on 10,010,357 shares of common stock, par value $0.01 (the "Common Stock"), of TransAct Technologies, Inc. (the "Issuer") outstanding as of March 14, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on March 24, 2025 (the "10-K").
- BRF Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 826,745; sole dispositive power 0; shared dispositive power 826,745; aggregate amount beneficially owned 826,745 (8.3% of the class)
  Comment: Percent of class is calculated based on 10,010,357 shares of Common Stock of the Issuer outstanding as of March 14, 2025, as reported by the Issuer in the 10-K.
- B. Riley Securities, Inc.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 100,010; shared voting power 0; sole dispositive power 100,010; shared dispositive power 0; aggregate amount beneficially owned 100,010 (1% of the class)
  Comment: Percent of class is calculated based on 10,010,357 shares of Common Stock of the Issuer outstanding as of March 14, 2025, as reported by the Issuer in the 10-K.
- Bryant R. Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 826,745; sole dispositive power 0; shared dispositive power 826,745; aggregate amount beneficially owned 826,745 (8.3% of the class)
  Comment: Percent of class is calculated based on 10,010,357 shares of Common Stock of the Issuer outstanding as of March 14, 2025, as reported by the Issuer in the 10-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 par value
Name of issuer: TransAct Technologies, Inc.
Address of issuer's principal executive offices: One Hamden Center, 2319 Whiteney Avenue, Suite 3B, Hamden, Connecticut (CT), 06518
Comment: This Amendment No. 5 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 6, 2022, as amended by Amendment No. 1 filed with the SEC on April 14, 2022, as amended by Amendment No.2 filed with the SEC on May 13, 2022, as amended by Amendment No.3 filed with the SEC on October 11, 2022 (as so amended, the "Schedule13D"), and as amended by Amendment No.4 filed with the SEC on November 14, 2024 (as so amended, the "Schedule13D"), relating to the Common Stock, par value $0.01 per share(the "Common Stock"), of TransAct Technologies, Inc., a Delaware corporation (the "Issuer" or "Company"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As previously disclosed, on March 11, 2025, BRF effected a transaction pursuant to which BRF separated B. Riley Securities Holding, LLC ("BRSH"), the parent company of BRS, from BRF. As a result of the transaction, BRS implemented its own operating and governance structure and established a board of directors independent from BRF. As a result, BRF is no longer the beneficial owner of the Shares held by BRS.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) As of the date hereof, BRFI beneficially owned directly 826,745 shares of Common Stock, representing 8.3% of the Issuer's Common Stock. BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the Shares held BRFI.

(2) As of the date hereof, BRS beneficially owned directly 100,010 shares of Common Stock, representing 1.0% of the Issuer's Common Stock. As previously disclosed, on March 11, 2025, BRF effected a transaction pursuant to which BRF separated B. Riley Securities Holding, LLC ("BRSH"), the parent company of BRS, from BRF. As a result of the transaction, BRS implemented its own operating and governance structure and established a board of directors independent from BRF. As a result, BRF is no longer the beneficial owner of the Shares held by BRS.

(3) Bryant R. Riley may beneficially own 826,745 shares of Common Stock, representing 8.3% of the Issuer's Common Stock outstanding and held directly by BRFI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRFI except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, BRS may no longer be deemed to be part of a "group" that beneficially owns more than 5% of the outstanding of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 4 is incorporated by reference herein.

## Signatures
- B. Riley Financial, Inc.: /s/ Bryant Riley, Bryant Riley/Co-Chief Executive Officer (04/02/2025)
- BRF Investments, LLC: /s/ Bryant Riley, Bryant Riley/Authorized Signatory (04/02/2025)
- B. Riley Securities, Inc.: /s/ Andrew Moore, Andrew Moore/Co-Chief Executive Officer (04/02/2025)
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (04/02/2025)